Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

GENERAL

This Management Discussion & Analysis ("MD&A") is intended to supplement and complement the condensed interim consolidated financial statements and accompanying notes of Jet Metal Corp. (the "Company" or "Jet Metal") for the three month period ended July 31, 2016. The information provided herein should be read in conjunction with the Company's audited consolidated financial statements for the year ended April 30, 2016, the Company's unaudited condensed interim consolidated financial statements for the three month period ended July 31, 2016, and the accompanying notes thereto.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting.

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board's audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute "forward-looking statements" or contain "forward-looking information" within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements including, without limitation; statements about the potential for additional mineralization at the Company's properties, the estimation of mineral resource estimates, estimates of future administrative costs, statements about the Company's future development of its properties, statements contained in the "Outlook" section of this MD&A and statements related to the transaction with Canada Jetlines Ltd. ("Jetlines"). Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits or regulatory approvals; delays or the inability to obtain necessary shareholder approvals; and other risks and uncertainties, including those described under "Risk Factors Relating to the Company's Business" in the Company's Annual Report on Form 20-F and in each MD&A.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; and that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects, or if the transaction with Jetlines is completed, the operation of an airline.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director of the Company and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the technical information contained in this MD&A. Further information on the Company's mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company's website:

•	CMB Uranium Project: The Technical Report titled "Technical Report on the Central Mineral Belt (CMB) Property, Labrador Canada", dated April 16, 2015.

•	Bootheel Uranium Project: The Technical Report titled "Technical Report on the Bootheel Project for Jet Metal Corp. and The Bootheel Project LLC", dated May 20, 2015.

DESCRIPTION OF BUSINESS
The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  There has been no determination whether properties held contain mineral reserves which are economically recoverable.  The Company is currently maintaining its uranium properties in North America in good standing as well as investigating opportunities outside of the mineral resource sector.

During the year ended April 30, 2016, the Company entered into a definitive agreement with respect to an amalgamation and change of business to the airline industry.  The proposed transaction is subject to conditions customary for a transaction of this nature and detailed below under the heading "Proposed Transaction".

The Company's common shares trade on the TSX Venture Exchange (the "TSX-V" or the "Exchange") under the symbol "JET".

EXPLORATION AND EVALUATION ASSETS

The Company currently maintains exploration and evaluation properties in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA:
➢	Central Mineral Belt ("CMB") Uranium Project in Labrador
➢	Bootheel Uranium ("Bootheel") Project with UR-Energy USA, Inc. in Wyoming

Central Mineral Belt ("CMB") Project

The CMB Project currently consists of a total of 359 claims, located in central Labrador.  These claims are subject to a 2% Net Smelter Return Royalty ("NSR") payable to Silver Spruce Resources Inc. and also subject to a 2% NSR payable to Expedition Mining Inc. on 60% of any production from the property.  The most prospective area within these claims is the Two Time Prospect, which contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8).  Further information on the CMB Project can be found in the NI 43-101 Technical Report dated April 16, 2015 which is available on SEDAR at www.sedar.com.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

During the three month period ended July 31, 2016, the Company incurred acquisition costs of $Nil (Year ended April 30, 2016 - $Nil) and exploration and evaluation expenses of $Nil (July 31, 2015 - $Nil).

Due to the challenging economic environment, the Company has no immediate plans to advance the CMB Project but may incur reclamation work and claims and license renewals as required.  Accordingly, the Company recorded an impairment loss in the amount of $2,509,791 during the year ended April 30, 2016.

Bootheel Uranium Project

The Bootheel property is currently owned by the Bootheel Project LLC and consists of 81 Federal Mining claims and one State lease.  The Company currently has an 81% interest in The Bootheel Project LLC, subject to certain royalties.  The remaining 19% ownership of The Bootheel Project, LLC is held by UR-Energy USA Inc. ("URE").  Further information on the Bootheel Uranium Project can be found in the NI 43-101 Technical Report dated May 20, 2015 which is available on SEDAR at www.sedar.com.

The Bootheel Project LLC placed the project on care and maintenance, allowing expenditures to remain at a minimum, while maintaining the integrity of the data and land package with the goal of keeping the most prospective ground in good standing. A reversal in the state of the uranium price specifically, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to further assess and evaluate its options for the future.

During the three month period ended July 31, 2016, the Company incurred acquisition costs of $Nil (Year ended April 30, 2016 - $Nil) related to the Bootheel Uranium Project.  During the three month period ended July 31, 2016, the Company continued to focus on maintaining the claims in good standing, incurring net costs of $5,112 (July 31, 2015 - $15,270).  Exploration and evaluation expenditures related to the Bootheel Uranium Project include administrative costs of $7,773 (July 31, 2015 - $6,973) for insurance and renewals of claims and leases, and reporting costs of $Nil (July 31, 2015 - $9,980) to update the NI 43-101 Technical Report.  These exploration and evaluation expenses were partially offset by recoveries of $2,661 (July 31, 2015 - $1,683) in relation to URE's portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.

OUTLOOK

The Company successfully completed equity financing for gross proceeds of $3 million during the year ended April 30, 2015 which will allow the Company to evaluate new opportunities, maintain its current mineral exploration properties and meet general corporate and working capital requirements.  The Company continues to manage and closely monitor its discretionary costs and resources.

During the year ended April 30, 2016, the Company entered into a definitive agreement with respect to an amalgamation and change of business to the airline industry.  The proposed transaction is subject to conditions customary for a transaction of this nature and detailed below under the heading "Proposed Transaction".  The Company's current focus is satisfying the conditions for the closing of the transaction with Jetlines.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Results of operations for the three month period ended July 31, 2016 compared to the three month period ended July 31, 2015:

For the three month period ended July 31, 2016, the Company reported a net loss of $286,308 or $0.01 per common share, compared to a net loss of $89,026 or $Nil per common share for the same period of the prior year.  The increase in net loss of $197,282 is primarily attributable to increased corporate activities in connection with the proposed transaction with Jetlines, including business development costs, professional fees and personnel costs.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

The Company incurred business development expenses in the amount of $104,442 during the three month period ended July 31, 2016 in connection with the proposed transaction with Jetlines, as discussed in detail under the heading "Proposed Transaction".  Business development expenses include amounts relating to external consulting and travel.  There were no business development expenses incurred during the three month period ended July 31, 2015.

During the three month period ended July 31, 2016, the Company incurred exploration and evaluation expenses in the amount of $5,112 (July 31, 2015 - $15,270) which related to the Bootheel Uranium Project.  The total decrease in exploration and evaluation expenses of $10,158 is due to the Company updating technical reports during the three month period ended July 31, 2015.  Details of exploration and evaluation activities are further discussed under the heading "Exploration and Evaluation Assets".

The Company earned finance income during the three month period ended July 31, 2016 in the amount of $7,169 (July 31, 2015 - $6,825).  For the three month period ended July 31, 2016, finance income included interest earned on excess cash on hand in the amount of $2,975 (July 31, 2015 - $6,825) and interest accrued on a loan receivable due from Jetlines in the amount of $4,194 (July 31, 2015 - $Nil).  Interest earned on excess cash on hand decreased by $3,850 as a result of decreased cash balances.  Accrued interest on the loan receivable due from Jetlines increased by $4,194 as the loan originated in February 2016.

During the three month period ended July 31, 2016, the Company recorded a foreign exchange loss in the amount of $1,034 (July 31, 2015 – $1,638) in relation to transactions and balances denominated in US dollars and the effects of fluctuations of the US dollar relative to the Canadian dollar.

Investor relations for the three month period ended July 31, 2016 decreased to $1,307 from $4,364 incurred in the same period of the prior year. Investor relations expenses consist of the cost of news releases, website maintenance and hosting and printing.

Office and administration expenses for the three month period ended July 31, 2016 in the amount of $6,679 (July 31, 2015 - $27,221) decreased by $20,542 compared to the same period of the prior year and is attributable to reductions in insurance costs, usage of shared office facilities and offsite storage costs.

During the three month period ended July 31, 2016, the Company incurred professional fees in the amount of $16,150 (July 31, 2015 - $5,500) which includes accounting and audit fees and legal fees.  The increase in professional fees of $10,650 relates to the completion of a review engagement by the Company's auditors for inclusion in filing documents with respect to the proposed transaction with Jetlines.

Transfer agent and filing fees increased to $47,828 for the three month period ended July 31, 2016 compared to $6,943 for the same period of the prior year.  The increase in transfer agent and filing fees of $40,885 is attributable to regulatory costs incurred with respect to the proposed transaction with Jetlines, including shareholder meeting costs and filing fees.

The Company incurred wages and salaries expenses for the three month period ended July 31, 2016 in the amount of $110,925 (July 31, 2015 - $31,205), an increase of $79,720 compared to the same period of the prior year.  The increase in personnel costs is a result of the proposed transaction with Jetlines, including the preparation of filing documents and shareholder meeting materials.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

Working Capital

As at July 31, 2016, the Company had working capital of $1,093,494 compared to working capital of $1,380,210 as at April 30, 2016. The decrease in working capital of $286,716 is attributable to net loss from operating items for the three month period ended July 31, 2016.  Refer to "Statement of Financial Position Information" for further details with respect to account balance changes for the three month period ended July 31, 2016.

Details of the Company's plans with respect to its working capital are further discussed in "Outlook" and "Liquidity and Capital Resources".

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company's financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q1 July 31, 2016 ($)	Q4 April 30, 2016 ($)	Q3 January 31, 2016 ($)	Q2 October 31, 2015 ($)
Loss from continuing operations	(286,308)	(2,759,799)	(93,121)	(119,127)
Loss	(286,308)	(2,781,760)	(93,121)	(154,702)
Loss per share	(0.01)	(0.10)	(0.00)	(0.01)

Description	Q1 July 31, 2015 ($)	Q4 April 30, 2015 ($)	Q3 January 31, 2015 ($)	Q2 October 31, 2014 ($)
Loss from continuing operations	(89,026)	(126,825)	(140,268)	(219,063)
Income (loss)	(89,026)	(167,836)	(140,268)	6,689
Income (loss) per share	(0.00)	(0.01)	(0.01)	(0.00)

Historical quarterly results of operations and income (loss) per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

Loss from continuing operations incurred from the quarters ended October 31, 2014 to the quarter ended January 31, 2016 reflect decreased overall Company activities as the Company attempted to maintain low levels of expenditures due to challenging market conditions.

The increased loss from continuing operations for the three month period ended April 30, 2016 is due to the Company recording an impairment of exploration and evaluation assets in the amount of $2,509,791 related to the CMB Property and focusing on the proposed transaction with Jetlines.  During the three month period ended July 31, 2016, the Company continued to focus on advancing the proposed transaction with Jetlines.

The Company realized income in the amount of $6,689 for the quarter ended October 31, 2014 primarily due to the Company recording a gain on forgiveness of debt in the amount of $225,152 as a result of entering into a debt settlement agreement with two related parties, as further discussed in "Related Party Transactions".  The gain on forgiveness of debt was mostly offset by general and administrative expenses for the quarter ended October 31, 2014.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

LIQUIDITY AND CAPITAL RESOURCES

As of July 31, 2016, the Company had cash and cash equivalents of $1,372,395 (April 30, 2016 - $1,651,472) and working capital of $1,093,494 (April 30, 2016 - $1,380,210).  The decrease in working capital of $286,716 is attributable to net loss from operating items for the three month period ended July 31, 2016.  Changes in current asset and current liabilities accounts are discussed in "Statement of Financial Position Information".

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.  See "Risk Factors".

The Company estimates corporate and general costs to maintain the requirements of a listed company to be approximately $500,000 per year.  Fixed costs to maintain the Company's existing exploration and evaluation assets are estimated to be approximately $30,000 per year.  Therefore, minimum working capital requirements are estimated at $530,000 per year.  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the year ended April 30, 2015, the Company has sufficient funds to meet estimated annual corporate and general costs and property maintenance costs.

The Company currently has no other material financial commitments, but may incur additional costs should the Company investigate or pursue a prospective mineral property or other opportunities outside of the mineral resource sector.  Refer to "Proposed Transaction" for details with respect to a proposed business combination which has not been reflected in the estimated annual corporate and general costs above.

The Company's cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company's operations have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Cash Flows

The Company's cash flows for the three month periods ended July 31, 2016 and 2015 are summarized as follows:

	July 31, 2016	July 31, 2015
Cash used in operating activities	$(195,477)	$(209,583)
Cash used in investing activities	(83,600)	-
Cash provided by financing activities	-	-
Change in cash and cash equivalents during the period	(279,077)	(209,583)
Cash and cash equivalents, beginning of the period	1,651,472	2,350,202
Cash and cash equivalents, end of the period	$1,372,395	$2,140,619

Operating Activities

Cash used in operating activities adjusts loss for the period for non-cash items including, but not limited to, depreciation of property and equipment, accrued interest and unrealized gains and losses.  Cash used in operating activities also reflects changes in working capital items, such as amounts receivable, prepaid expenses and amounts payable, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund operations.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

Investing Activities

During the three month period ended July 31, 2016, investing activities consisted of a loan advanced to Jetlines in the amount of $83,600.

During the three month period ended July 31, 2015, there was no cash provided by or used in investing activities.

Financing Activities

There were no financing activities for the three month periods ended July 31, 2016 or 2015.

STATEMENT OF FINANCIAL POSITION INFORMATION

	As at July 31, 2016	As at April 30, 2016

Cash and cash equivalents	$1,372,395	$1,651,472
Loan receivable	205,307	117,513
Other receivables	24,834	24,263
Available-for-sale investment	200,000	200,000
Prepaid expenses	58,256	41,893
Deposit	100,000	100,000
Reclamation bonds	10,824	10,416
Total Assets	$1,971,616	$2,145,557

Payables and accrued liabilities	$324,088	$199,687
Due to related parties	243,210	255,244
Future reclamation provisions	20,807	20,807
Capital stock	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(110,755,839)	(110,469,531)
Total Liabilities and Equity	$1,971,616	$2,145,557

Assets

Cash and cash equivalents decreased by $279,077 during the three month period ended July 31, 2016 as a result of operating activities and additional amounts advanced to Jetlines, as detailed in "Liquidity and Capital Resources".

Loan receivable increased by $87,794 during the three month period ended July 31, 2016, due to advance and accrued interest in the amounts of $83,600 and $4,194, respectively, which are due from Jetlines.  Additional details of the loan receivable from Jetlines, including the terms of the loan receivable, are detailed under the heading "Proposed Transaction".

Other receivables increased by $571 during the three month period ended July 31, 2016 and includes Goods and Service Tax receivable and accrued interest income related to interest bearing short-term investments.

As at July 31, 2016, available-for-sale investment consists of 1,000,000 common shares of Voleo, Inc. which have an aggregate purchase price of $200,000 and were purchased by the Company during the year ended April 30, 2015.  The investment in Voleo, Inc. is carried at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

As at July 31, 2016, prepaid expenses increased by $16,363 compared to the balance as at April 30, 2016 due to the Company renewing directors' and officers' insurance and maintaining annual claims for the Bootheel Uranium Project.  These additions to prepaid expenses were partially offset by amortization of prepaid expenses for the period.

The balance of the non-current deposit in the amount of $100,000 as at July 31, 2016 and April 30, 2016 consists of a security deposit in the amount of $100,000 in accordance with a management services agreement which is detailed in "Related Party Transactions".

During the three month period ended July 31, 2016, reclamation bonds increased by $408 as a result of an unrealized foreign exchange gain as the reclamation bonds are denominated in US dollars and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

Liabilities

During the three month period ended July 31, 2016, payables and accrued liabilities increased by $124,401 while primarily relates to increased business development activities during the period.

Amounts due to related parties decreased by $12,034 during the three month period ended July 31, 2016 which is attributable to payments to King & Bay West net of additional services provided during the period by both King & Bay West and MJM Consulting Corp.  For further details with respect to related party balances and transactions, refer to "Related Party Transactions".

During the three month period ended July 31, 2016, there was no change in the balance of future reclamation provisions which relates to cleanup costs for the Moran Lake Property which the Company abandoned in a prior year.  The timing of the cleanup costs is uncertain.

Equity

There was no change in the balances of capital stock or reserves during the three month period ended July 31, 2016.

Deficit increased by the net loss for the three month period ended July 31, 2016 in the amount of $286,308.

CAPITAL STOCK

The Company's authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	July 31, 2016	Date of Report
Common shares – issued and outstanding	28,218,451	28,218,451
Director, employee and contractor options – outstanding	-	-
Warrants to purchase shares	20,000,000	20,000,000
Common shares – fully diluted	48,218,451	48,218,451

Share and warrant issuances

There were no common share or share purchase warrant issuances during the three month period ended July 31, 2016 or the year ended April 30, 2016.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:
Key management personnel
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company's Board of Directors, corporate officers, including the Company's Chief Executive Officer, Chief Financial Officer, and Vice Presidents.
Remuneration attributed to key management personnel for the three month periods ended July 31, 2016 and 2015 is summarized as follows:
	July 31, 2016	July 31, 2015

Short-term benefits(1)	$24,321	$12,671

(1)     Include base salaries and directors' fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees:
•	Three month period ended July 31, 2016: King & Bay West - $9,321; MJM Consulting Corp. - $15,000
•	Three month period ended July 31, 2015: King & Bay West - $12,671

Other related party transactions and balances

King & Bay West Management Corp. is an entity that is owned by Mr. Mark J. Morabito, the President and Chief Executive Officer of the Company.  King & Bay West employs or retains certain directors, officers and consultants of the Company and provides administrative, management, finance, legal, geological, regulatory, tax, business development and corporate communications services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company.  The fees are consistent with what King & Bay West charges its clients for similar services. The amount set out in the table below represents amounts paid or accrued to King & Bay West for the services of King & Bay West personnel and for overhead and third party costs incurred by King & Bay West on behalf of the Company.

MJM Consulting Corp. is an entity that is owned by Mr. Mark J. Morabito, the President and Chief Executive Officer of the Company.  MJM Consulting Corp. provides consulting and management services to the Company in Mr. Morabito's role as President and Chief Executive Officer. The fees are consistent with what MJM Consulting Corp. charges its clients for similar services.

Transactions entered into with related parties other than key management personnel during the three month periods ended July 31, 2016 and 2015 include the following:

	July 31, 2016	July 31, 2015

King & Bay West	$102,384	$44,568

Deposit as at July 31, 2016 and April 30, 2016 consists of a security deposit in the amount of $100,000 paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the "Management Services Agreement").  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

Amounts due to related parties as at July 31, 2016 include the following:

•
King & Bay West - $243,210 (April 30, 2016 - $254,123).  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2016 - $206,810) which becomes due on September 16, 2016 (refer to "Subsequent Event").

•	MJM Consulting Corp., an entity owned by Mark Morabito, the President and Chief Executive Officer of the Company - $Nil (April 30, 2016 - $1,121).

The amounts due to related parties are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the "Debt Settlement Agreement").  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014.

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing term loan due to King & Bay West.  No additional payments have been applied as of July 31, 2016.

Subsequent to the three month period ended July 31, 2016, the Debt Settlement Agreement was amended to revise the repayment date of the outstanding term loan to March 31, 2017.

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

PROPOSED TRANSACTION

Amalgamation Agreement

On April 12, 2016, the Company entered into a definitive agreement (the "Amalgamation Agreement") with Canada Jetlines Ltd. ("Jetlines") with respect to the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal (the "Transaction").  Jetlines is a start-up airline aiming to become Canada's first ultra-low cost carrier ("ULCC").

Prior to the closing of the Transaction, Jet Metal has agreed to consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common shares and effect a continuance as a Federal corporation governed by the Canada Business Corporations Act. Pursuant to the Amalgamation Agreement one and one-half (1.5) common shares of Jet Metal will be issued in exchange for every one common share of Jetlines ("Jetlines Share") held, provided that holders of Jetlines Shares that are not Canadian shall receive variable voting common shares of Jet Metal and holders of Jetlines Shares that are Canadian shall receive common voting shares of Jet Metal.

Outstanding warrants of Jet Metal and Jetlines and the outstanding stock options of Jet Metal and Jetlines will automatically become exercisable for or shall be exchanged for common shares of Jet Metal, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options. After the Transaction is complete, all of the tangible and intangible assets of Jetlines will be owned by and held in the entity formed through the amalgamation of Jetlines and a wholly owned subsidiary of Jet Metal.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

The Transaction remains subject to the following key conditions:

•
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will consist of one common share of Jet Metal and one-half of one share purchase warrant. Each whole share purchase warrant shall be exercisable into a common share of Jet Metal for 24 months. Subject to Exchange approval, Jet Metal may pay commissions or finder's fees in connection with the Concurrent Financing and may appoint a broker to assist with the Concurrent Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction; and

•	The Transaction will have received approval of the Exchange. Conditional approval from the Exchange has been received.

Prior to the closing of the Transaction, Jetlines may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

The Company filed an Information Circular dated June 17, 2016 on SEDAR which contains further details of the Transaction (www.sedar.com).

Loan Receivable

On February 24, 2016, the Company entered into a loan agreement with Jetlines (the "Loan Agreement") to lend the principal amount of up to $150,000 (the "Loan").  The Loan Agreement provides for advances in tranches based on agreed upon budgeted expenditures of Jetlines (the "Budget").  The Loan is secured by a general security agreement.  The proceeds of the Loan are to be used solely to fund the expenditures of Jetlines set forth in the Budget.

The Loan bears interest on the principal amount outstanding at the rate of ten percent (10%) per annum from the date of advance of the Loan until the principal amount of the Loan is repaid in full, and shall be payable in cash on the earlier to occur of (a) the closing of the Transaction, and (b) the date that is 60 days following the termination of the Amalgamation Agreement in accordance with its terms (except where the termination of the definitive agreement is based on a default by the Company, in which case the amounts advanced to Jetlines under the Loan shall no longer be due and payable by Jetlines to the Company).

All amounts owed by Jetlines to the Company which are not paid when due shall bear interest from the date on which such amount is due until such amount is paid in full, payable on demand and compounded monthly at the interest rate of ten percent (10%).

During the three month period ended July 31, 2016, the Company advanced Jetlines $83,600 (July 31, 2015 - $Nil) and accrued interest in the amount of $4,194 (July 31, 2015 - $Nil).

As at July 31, 2016, the balance of loan receivable consists of the principal amount of $200,000 (April 30, 2016 - $116,400) and accrued interest receivable in the amount of $5,307 (April 30, 2016 - $1,113) due from Jetlines.

GOING CONCERN

The consolidated financial statements of the Company have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company's ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

As at July 31, 2016, the Company had working capital of $1,093,494 (April 30, 2016 – $1,380,210) and a deficit of $110,755,839 (April 30, 2016 – $110,469,531).  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the year ended April 30, 2015, the Company has sufficient funds to meet future estimated annual corporate and general costs and property maintenance costs, as detailed in "Liquidity and Capital Resources".

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.  Actual results could differ from those estimates.

Critical Judgements

The preparation of the condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Share-based Payments

 Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets and Liabilities

 The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

Recoverability of Exploration and Evaluation Assets

 The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

 Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on the selection of a suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the consolidated financial statements for the year ended April 30, 2016.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at July 31, 2016.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Loan receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Available-for-sale investment	Available-for-sale	Cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company's loan receivable, other receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company's cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company's available-for-sale investment is measured at cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company's other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, loan receivable and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company's other receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  Loan receivable is due from Jetlines in connection with the proposed transaction and is secured by a general security agreement.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14 of the accompanying condensed interim consolidated financial statements.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.  The principal balance of the loan receivable bears interest at a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at July 31, 2016, the Company has accounts payable denominated in US dollars of US$66,257, cash of US$2,181 and reclamation bonds of US$8,300.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $7,300.

RISK FACTORS

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. In addition, the completion of the transaction with Jetlines involves significant risks and uncertainties.  Certain of the more prominent risk factors that may materially affect the Company's future performance, in addition to those referred to above, are listed hereunder.

Uncertainties associated with the Transaction

The Transaction will involve the integration of companies that previously operated independently. An important factor in the success of the Transaction will be the ability of the management of the Resulting Issuer to integrate all or part of the operations, systems and technologies of the Company and Jetlines following completion of the Transaction. The Transaction and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees. There can be no assurance that the Transaction and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of the Company or Jetlines. In addition, the Company or Jetlines may incur costs related to the Transaction and related to the Amalgamation.  There can be no assurance that the Company, Jetlines or the Resulting Issuer will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Transaction or that that the benefits expected from the Transaction will be realized.

The Company and Jetlines expect to incur significant costs associated with the Transaction

The Company and Jetlines will collectively incur significant direct transaction costs in connection with the Transaction. Actual direct transaction costs incurred in connection with the Transaction may be higher than expected.   Moreover, certain of the Company's and Jetlines's costs related to the Transaction, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Transaction is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of the Company and Jetlines's respective businesses in the ordinary course.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

The Amalgamation Agreement may be terminated in certain circumstances

Each of the Company and Jetlines has the right to terminate the Amalgamation Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either of Jetlines or the Company provide any assurance, that the Amalgamation Agreement will not be terminated by either Jetlines or the Company before the completion of the Transaction. For instance, the Company and Jetlines have the right, in certain circumstances, to terminate the Amalgamation Agreement if changes occur that have a material adverse effect. There is no assurance that a material adverse effect will not occur before the closing date, in which case either the Company or Jetlines could elect to terminate the Amalgamation Agreement and the Transaction would not proceed.

There can be no assurance that all conditions precedent to the Transaction will be satisfied

The completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of the Company and Jetlines. There is no certainty, nor can Jetlines or the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of the Company or Jetlines or the trading price of the the Company common shares. If for any reason the Transaction is not completed, the market price of the the Company common shares may be adversely affected. Moreover, if the Amalgamation Agreement is terminated, there is no assurance that the the Company Board will be able to find another similar transaction to pursue.

Entry into New Business Activities

Completion of the Transaction will result in a combination of the current business activities carried on by each of the Company and Jetlines as separate entities. While the Company has had minimal operations for several years, the combination of these activities into the merged entity may expose the Company's shareholders and creditors to different business risks than those to which they were exposed prior to the Transaction. In particular, shareholders will gain exposure to the business of Jetlines.

If the Transaction is not completed, the Company's future business and operations could be harmed

If the Transaction is not completed, the Company may be subject to a number of additional material risks, including the following:
•
the Company may have lost opportunities that would have otherwise been available had the Amalgamation Agreement not been executed, including, without limitation, opportunities not pursued as a result of affirmative and negative covenants made by it in the Amalgamation Agreement, such as covenants affecting the conduct of its business outside the ordinary course of business;

•	the Company may be unable to obtain additional sources of financing or conclude another sale, merger or amalgamation on terms as favourable as those of the Transaction, in a timely manner, or at all.
The successful start of mining development and operations into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production, including, without limitation: completing a formal feasibility study that demonstrates an economic operation could exist on the Company's mineral properties; optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for the supply of power, shipping and for the sale of commodities; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that the Company will be able to successfully complete these activities, since most of these activities require significant lead times, and the Company will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, and will have a material adverse effect on the Company's business, prospects, financial position, results of operations and cash flows.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

As such, there can be no assurance that the Company will be able to complete development of its projects at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on the Company's business, prospects, financial position, results of operations and cash flows.

There is no assurance that the Company will ever achieve production or that the Company will ever be profitable if production is achieved.

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet its needs for growth.

The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of projects and on identifying new opportunities for growth and funding. Due to the Company's relatively small size, the loss of these persons or its inability to attract and retain additional highly skilled employees required for the development of the Company's activities may have a material adverse effect on its business or future operations.

Titles and other rights to the Company's projects cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its projects will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop its projects. Title insurance generally is not available for mineral properties, and its ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company's projects may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on all or part of its projects as permitted or being unable to enforce our rights with respect to all or part of the Company's projects.

The Company needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine, the Company will need to negotiate and conclude various agreements with external service and utility providers for shipping and power access, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company's financial position, results of operations and cash flows and render the development of a mine unviable.

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict the Company's operations.

All of the Company's exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of its business, causing it to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Jet Metal Corp.
Management Discussion & Analysis
For the Three Month Period Ended July 31, 2016
Date Prepared: September 23, 2016

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future. The Company expects to continue to incur losses unless and until such time as a project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Company's projects will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

The Company's securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company's share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of the Company's common shares will be affected by such volatility.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company's internal controls over financial reporting during the three month period ended July 31, 2016 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

SUBSEQUENT EVENT

The following reportable event occurred subsequent to the three month period ended July 31, 2016:

•	On September 16, 2016, the Company and King & Bay West amended the terms of the Debt Settlement Agreement to revise the repayment date of the outstanding term loan to March 31, 2017.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosures contained in this MD&A.